Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Six Months Ended June 30,
	2008	2009	2010	2011	2012	2012	2013
Fixed Charges:
Interest expense	$8,508	$16,674	$15,923	$15,007	$14,251	$7,233	$6,885
Plus: estimated interest component of rent expense	1,812	2,526	1,851	3,044	3,785	1,892	2,452
Capitalized interest	4,525	3,569	2,219	3,154	2,285	2,746	1,825

Total Fixed Charges:	$14,845	$22,769	$19,993	$21,205	$20,321	$11,871	$11,162

Earnings:
Income from continuing operations before income taxes	$204,300	$163,359	$186,827	$255,314	$377,358	$187,851	$209,161
Plus: Fixed charges	14,845	22,769	19,993	21,205	20,321	11,871	11,162
Less: capitalized interest	4,525	3,569	2,219	3,154	2,285	2,746	1,825

Total Earnings:	$214,620	$182,559	$204,601	$273,365	$395,394	$196,976	$218,498

Ratio of earnings to fixed charges	14.46	8.02	10.23	12.89	19.46	16.59	19.57